Stradley Ronon Stevens & Young, LLP 191 N. Wacker Drive Suite 1601 Chicago, IL 60606-1615 Telephone 312-964-3500 Fax 312-964-3501

MARK R. GREER

312.964.3505

mgreer@stradley.com

Direct Fax: 312.964.3501

September 24, 2018

VIA EDGAR

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Invesco Exchange-Traded Self-Indexed Fund Trust (File No.: 333-221046)

Dear Ms. Hahn:

This letter responds to comments from the staff of the U.S. Securities and Exchange Commission (the “Staff”), which you conveyed to us via telephone on July 17, 2018 regarding post-effective amendment no. 4 (the “Amendment”) to the registration statement under the Securities Act of 1933, as amended (the “1933 Act”) of the Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”). The Amendment was filed on May 31, 2018 to register four new series of the Trust: Invesco BulletShares 2021 USD Emerging Markets Debt ETF, Invesco BulletShares 2022 USD Emerging Markets Debt ETF, Invesco BulletShares 2023 USD Emerging Markets Debt ETF and Invesco BulletShares 2024 Emerging Markets Debt ETF (collectively, the “Funds” with each, a “Fund”).

For your convenience, each of your comments on the Amendment, as we understand them, is repeated below, with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. In addition, we hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter. Also, we confirm that, where applicable, comments to one Fund will be made to the disclosure of the other Funds.

1.	Comment:	[All Funds] Please provide in your correspondence letter a completed fee table and expense example for each Fund.

	Response:	The completed fee table and expense example for each Fund are included in Appendix A to this letter.

2.	Comment:	[All Funds] As the Funds have a set termination date, please add disclosure to the “Principal Investment Strategies” section to distinguish the Funds from target date funds.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

	Response:	The following disclosure is added to the “Principal Investment Strategies” section of each Fund’s summary prospectus:

The Fund should not be confused with a target date fund, which has assets that are managed according to a particular glidepath that illustrates how its investment strategy becomes increasingly conservative over time.

3.	Comment:	[All Funds] In the “Principal Investment Strategies” section, please disclose how the Underlying Index identifies “emerging market” countries, or provide a cross reference to where such definition is provided.

	Response:	The disclosure in each Fund’s summary prospectus has been revised to identify those countries that are considered emerging market countries according to the Underlying Index’s methodology:

As of August 31, 2018, the following countries were classified as emerging markets by the Index Provider: Brazil, Chile, China, Colombia, Czech Republic, Greece, Hungary, India, Indonesia, Malaysia, Mexico, Morocco, Peru, the Philippines, Poland, Russia, South Africa, Taiwan, Thailand, Turkey, the United Arab Emirates and Vietnam.

4.	Comment:	[All Funds] In the “Principal Investment Strategies” section in each Fund’s summary prospectus, please disclose that bonds with ratings lower than investment grade are known as “junk bonds” and may be speculative in nature.

	Response:	Disclosure has been added in response to the staff’s request, as follows:

To be eligible for inclusion in the Underlying Index, bonds must (i) have a credit rating of at least C by S&P Global Ratings, a division of S&P Global Inc. (“S&P”) or Fitch Ratings Inc. (“Fitch”), or at least a credit rating of Ca by Moody’s Investors Service, Inc. (“Moody’s”); and (ii) have an outstanding face value of at least $300 million for corporate bonds and $500 million for other bonds (existing bonds in the eligible universe require 80% of the initial minimum face value outstanding qualification, depending on type of bond, to remain eligible). Bonds rated below BBB- by S&P or Fitch, or below Baa3 by Moody’s are considered below investment grade (commonly known as “junk bonds”) and are considered speculative.

5.	Comment:	[All Funds] In the “Principal Investment Strategies” section of each Fund’s summary prospectus, please disclose the number bonds that generally are eligible for inclusion in each Underlying Index.

	Response:	The disclosure has been revised to state that each Underlying Index typically will include between 20 and 400 constituents.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

6.	Comment:	[All Funds] The “Principal Investment Strategies” section states that an Underlying Index’s eligible universe may include “fixed- and step up-coupon bonds; puttable and callable bonds; event-driven, rating-driven, and registration-driven bonds; amortizing bonds; sinking funds with fixed sinking schedules; and securities issued in accordance with Regulation S or Rule 144A...”. Please supplementally confirm that each of those types of bonds are described or defined in the prospectus or SAI.

	Response:	We confirm that the SAI includes information describing each of those types of bonds.

7.	Comment:	[All Funds] With respect to the reference to securities issued in accordance with Regulation S and Rule 144A, please supplementally discuss if any limitations are placed on the securities held in accordance with those rules.

	Response:	The Trust confirms that any securities held by a Fund that are issued in accordance with Regulation S and Rule 144A are restricted, and that a Fund may only resell such securities in accordance with, and to the extent set forth in, those rules and regulations. We note that the prospectus discloses that if an Authorized Participant is not a “qualified institutional buyer,” as such term is defined under Rule 144A, it will not be able to receive Rule 144A securities when redeeming a creation unit. We also have included disclosure in the SAI regarding the limited transferability in general of securities issued to a Fund pursuant to Rule 144A and Regulation S, as follows:

Privately-Issued Securities. Certain of the Funds may invest in privately-issued securities, including those that may be resold only in accordance with Rule 144A or Regulation S under the 1933 Act (“Restricted Securities”). Restricted Securities are not publicly-traded and are subject to a variety of restrictions, which limit a purchaser’s ability to acquire or resell such securities. Accordingly, the liquidity of the market for specific Restricted Securities may vary. Delay or difficulty in selling such securities may result in a loss to a Fund

8.	Comment:	[All Funds] The “Principal Investment Strategies” section states:

The Underlying Index is rebalanced monthly, at which time: (i) new bonds that meet the eligibility and effective maturity criteria above are added to the Underlying Index; and (ii) weights of Underlying Index components are reset to reflect current market value. The Index Provider does not reevaluate the effective maturity date of bonds already included in the Underlying Index, nor remove bonds from the Underlying Index during a monthly rebalance (such actions only take place during semi-annual reconstitutions).

Please state whether a Fund will follow the rebalance schedule of its Underlying Index. If so, please disclose that bonds that no longer meet the index’s criteria will be removed from the Fund only twice annually, even if they are in default.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

Response:	Each Underlying Index is rebalanced monthly, and each Fund is rebalanced in accordance with its Underlying Index. The Registrant notes that this information is disclosed in the section entitled “Additional Information About the Funds’ Strategies and Risks” in the prospectus.

Additionally, the methodology of each Underlying Index will establish the “effective maturity” of each bond, and such bonds with effective maturities in the year in a Fund’s name are eligible for inclusion in the Underlying Index. The process to establish the effective maturity of a bond is conducted semi-annually. A bond that no longer meets an Underlying Index’s criteria will be removed from such Underlying Index at its next scheduled rebalancing. The prospectus is revised to include the following disclosure:

Prior to the final year of maturity (i.e., the year of the maturity or effective maturity of all bonds within the Underlying Index), the Underlying Index is rebalanced monthly, at which time: (i) new bonds that meet the eligibility and maturity (or effective maturity) criteria above are added to the Underlying Index; (ii) existing bonds that no longer meet the eligibility requirements are removed; and (iii) weights of Underlying Index components are reset to reflect current market value. The Index Provider only reevaluates the effective maturity date of bonds in the investment universe semi-annually, as part of the June and December rebalances, at which time in addition to bonds being added or removed from the Underlying Index pursuant to the eligibility screening described in the previous sentence, bonds also may be added or removed from the Underlying Index due to any changes in actual or effective maturity (i.e., they no longer meet the definition of a [20XX] Bond).

Additionally, each Fund will hold bonds until their maturity in the year stated in the name of the Fund, if they are not removed sooner from the respective Underlying Index or called by the issuer. The prospectus is revised to clarify this point:

The Fund does not seek to distribute any predetermined amount of cash at maturity. Bonds held by the Fund will be held until they mature, are called, or are removed from the Underlying Index due to no longer meeting the eligibility requirements. Ineligible bonds are not removed from an Underlying Index until its next rebalance. Therefore, to the extent a bond held by the Fund is no longer eligible for inclusion in an Underlying Index, the Fund will continue to hold such bond until it is removed from the respective Underlying Index at its next rebalance. In the last year of operation, when the [20XX] Bonds held by the Fund mature, the Fund’s portfolio will transition to cash and cash equivalents, including without limitation U.S. Treasury Bills and investment grade commercial paper.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

9.	Comment:	[All Funds] The “Principal Investment Strategies” section states:

The Underlying Index treats market values of coupon payments, matured and called proceeds (including any accrued interest paid in connection with the redemption of the applicable bond) as received on the payment date and invested in 13-week U.S. Treasury Bills until the next Underlying Index rebalance, at which time they are reinvested in the bond components of the Underlying Index and weighted accordingly. Beginning on January 1, [20XX] (the final year of maturity), such 13-week U.S. Treasury Bill holdings are not rebalanced/reinvested in the Underlying Index’s other components.

The bonds in which the Fund invests have a designated year of maturity of [20XX] and the Fund will terminate on or about December 31, [20XX]. In connection with the termination of the Fund, the Fund will make a cash distribution of its net assets to then-current shareholders after making appropriate provisions for any liabilities of the Fund. The Fund does not seek to distribute any predetermined amount of cash at maturity. In the last year of operation, when the bonds held by the Fund mature, the Fund’s portfolio will transition to cash and cash equivalents, including without limitation U.S. Treasury Bills and investment grade commercial paper.

(A) Provide a legal analysis of how each Fund will comply with Section 35 of the Investment Company Act of 1940 and Rule 35d-1 thereunder, in light of the Fund’s composition during the final year of maturity.

(B) Please explain supplementally why a Fund does not distribute cash to shareholders in the final year.

	Response:	(A) Until the final year of a Fund’s maturity, each Fund will invest at least in 80% of its Net Assets (as defined in Rule 35d-1) in emerging market bonds that are constituents of its respective Underlying Index in accordance with the requirements of Rule 35d-1. Beginning in the final year of maturity, as the emerging market bonds held by a Fund mature, the Fund will replace those bonds with U.S. Treasury Bills, as described in the Funds’ prospectus. Although each Fund will not hold 80% of its assets in emerging market bonds for some portion of the final year of its existence, we believe that this approach is still consistent with the provisions of Rule 35d-1. We also note that the Fund at all times will invest at least 80% of its Net Assets in the constituents of its Underlying Index.

Consistent with Rule 35d-1, each Fund has adopted a non-fundamental policy to invest, under normal circumstances, at least 80% of the value of its net assets in investments that are tied economically to the particular country or geographic region suggested by its name – that is, bonds located in emerging markets. The reference to normal circumstances tracks the wording of the requirements of Rule 35d-1. The final year of a Fund’s operations, including the steady transition of its portfolio from bonds to Treasuries, is not a normal circumstance, but rather are disclosed actions designed to terminate the Fund, which necessitates a departure from the Fund’s normal investment circumstances. As noted in the release adopting Rule 35d-1 (Investment Company Act Release No. 24828 (Jan.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

17, 2001)), the staff specifically rejected a narrow formulation that allowed departure from the 80% requirement solely to take a temporary defensive position, stating that exception was “too narrow and did not give investment companies sufficient flexibility to manage their portfolios.” The transition of a Fund’s assets toward Treasuries in its final year is such a departure, which occurs in a “limited, appropriate circumstance” designed to permit a Fund to manage its portfolio according to its registration statement and the methodology of its index.

Finally, we note that the unique feature of each Fund – i.e., that it terminates at a set date in the year stated in the name of the Fund – is fully disclosed in the summary prospectus. Shareholders (including, in particular, those shareholders who seek to utilize a laddering investment strategy) purchasing the Funds are on notice that the Funds will transition away from bonds as they wind down in their final terminating year. As a result, we believe that the name of each Fund consistent with the obligations of Rule 35d-1, and is not materially deceptive or misleading.

(B) As noted in the registration statement, the Funds intend to make normal distributions to shareholders, including in their final year of operations. The language in the prospectus is designed to notify investors that a Fund does not intend to make any specified, predetermined distribution when liquidating, and to contrast the operations of the Funds with those of a bond when it matures.

10.	Comment:	[All Funds] The “Principal Investment Strategies” section states that each Fund “utilizes a ‘sampling’ methodology to seek to achieve its investment objective.” Please confirm supplementally how many securities a Fund generally will hold in its portfolio when sampling.

	Response:	The number of securities (including component securities) that a Fund will hold will vary. With respect to disclosure relating to the relationship between Underlying Index components and Fund holdings, the prospectus includes disclosure about each Fund’s objective of seeking to track the returns of its respective index, as well as the sampling methodology that each Fund generally will employ in pursuing that objective. Specifically, the prospectus discloses that the adviser uses a quantitative analysis to select securities from a universe of eligible securities to obtain a representative sample of securities that have, in the aggregate, investment characteristics similar to an Underlying Index in terms of key risk factors, performance attributes and other characteristics. Moreover, it explains that such characteristics include duration, maturity, credit quality, yield and coupon. It also notes that when employing a sampling methodology, the adviser bases the quantity of holdings in a Fund on a number of factors, including asset size of the Fund, and generally expects the Fund to hold less than the total number of securities in its Underlying Index.

Additionally, we note that the disclosure states that the adviser will invest each Fund in as many securities as the adviser believes necessary to achieve the Fund’s investment objective, including seeking correlation over time of 0.95 or better between a Fund’s performance and the performance of its index.

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

11.	Comment:	[All Funds] Identify whether an Underlying Index is concentrated in an industry or group of industries. Please disclose if the Fund also is concentrated in such industries; if so, include related disclosure about the risks of such industries.

	Response:	As it is rebalanced and reweighted in accordance with its stated methodology, each Underlying Index (and consequently the respective Fund that tracks it) may be concentrated from time to time in a given industry or group of industries. Consequently, the risk disclosure for each Fund describes “Industry Concentration Risk,” which discloses the risks associated with being overly concentrated in an industry or group of industries. In addition, the adviser anticipates that as of the expected effective date of the prospectus, each Fund will be concentrated in the financial sector. As such, the following disclosure is added to the discussion of the relevant Funds’ Concentration Policy, appearing in the “Principal Investment Strategies” section:

The Fund will concentrate its investments (i.e., invest more than 25% of the value of its net assets) in securities of issuers in any one industry or group of industries only to the extent that the Underlying Index reflects a concentration in that industry or group of industries. The Fund will not otherwise concentrate its investments in securities of issuers in any one industry or group of industries. As of the date of this prospectus, a significant portion of the Underlying Index is represented by the financial sector and, accordingly, the Adviser anticipates that the Fund may concentrate its investments in that sector. The Fund’s portfolio holdings, and the extent to which it concentrates in any industry or group of industries, are likely to change over time.

Additionally, the following risk disclosure is included in the summary prospectus of each Fund:

Financial Sector Risk. The financial sector can be significantly affected by changes in interest rates, government regulation, the rate of defaults on corporate, consumer and government debt, the availability and cost of capital, and the impact of more stringent capital requirements. The Fund may be adversely affected by events or developments negatively impacting the financial sector or issuers within the financial sector.

12.	Comment:	[All Funds] The section “Principal Risks of Investing in the Fund—Declining Yield Risk” in each summary prospectus includes disclosure noting that in “the final year of the Fund’s operations, as the bonds held by the Fund mature and the Fund’s portfolio transitions to cash and cash equivalents, the Fund’s yield will generally tend to move toward the yield of cash and cash equivalents.” Please supplementally state whether the Funds expect their arbitrage mechanism to work in their final year of maturity in the manner described in the Trust’s exemptive application, such that a Fund will not trade at large discounts.

	Response:	The adviser anticipates that the Funds’ arbitrage mechanism will continue to function normally and that bid-ask spreads for the Funds will remain narrow

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

during each Fund’s final year of operations. This is true particularly given that as a Fund’s underlying holdings are increasingly represented by cash and cash equivalents, authorized participants should be able to assess the cost and difficulty of creating and redeeming Fund creation units more easily. However, the adviser notes that the effectiveness of the arbitrage mechanism is influenced by a number of factors, many of which do not relate to the management and operation of the Funds themselves and generally are outside of the control of the Trust and the adviser. As such, we have not included additional information on this point in the Funds’ registration statement, because such disclosure may be confusing or misleading as to the actual investing experience of shareholders.

13.	Comment:	With respect to the disclosure in the section “Principal Risks of Investing in the Funds—Index Rebalancing Risk,” please consider expanding the risk factor to discuss situations in which securities that do not meet the index criteria remain in the index and are removed only at the rebalance.

	Response:	The Fund has revised the disclosure in accordance with the staff’s request, as follows:

~~Pursuant to the methodology that the Index Provider uses to calculate and maintain each Underlying Index, a security may be removed from an Underlying Index in the event that it does not comply with the eligibility requirements of the Underlying Index. As a result, a~~ Because each Fund seeks to track the investment results, before fees and expenses, of its Underlying Index, the Fund may ~~be forced to~~ sell securities at inopportune times or for prices other than at current market values or may hold onto the securities in unfavorable market conditions. In addition, a Fund may elect not to sell such securities on the day that they are removed from its Underlying Index, due to market conditions or otherwise. Due to these factors, the variation between a Fund’s annual return and the return of its Underlying Index may increase significantly. Additionally, because an Underlying Index’s components are removed only at rebalance, an Underlying Index may include securities that do not meet its criteria for a period of time (until the next rebalance). In such instances, a Fund also may hold such securities in an effort to track the investment results of its Underlying Index.

14.	Comment:	Supplementally confirm whether the Funds’ listing on an exchange is a condition of the Trust’s ability to rely on its exemptive relief.

	Response:	We hereby confirm that for a Fund to rely on its exemptive relief, its shares will be listed on an exchange.

* * *

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

September 24, 2018

We believe that this information responds to all of your comments. Please call me at (312) 964-3505 or Adam Henkel, Senior Counsel at Invesco, at (630) 684-6724 to confirm the adequacy of our responses.

Sincerely,

/s/ Mark R. Greer
Mark R. Greer, Esq.

Copy:	Anna Paglia, Esq.

Adam Henkel, Esq.

Alan Goldberg, Esq.

Eric Purple, Esq.

APPENDIX A

Invesco BulletShares 2021 USD Emerging Markets Debt ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93

Invesco BulletShares 2022 USD Emerging Markets Debt ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93

Invesco BulletShares 2023 USD Emerging Markets Debt ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93

Invesco BulletShares 2024 USD Emerging Markets Debt ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.29%

(1)	“Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93